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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PATHMARK STORES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

70322A101

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies LLC
9130 W. Sunset Boulevard
Los Angeles, California 90069
(310) 789-7200

Copies to:

Thomas C. Sadler, Esq.
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96808B107			Page 2 of 29

1.	Name of Reporting Person: Ronald W. Burkle		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 30,060,100 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 30,060,100 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,060,100 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 49.99%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 96808B107			Page 3 of 29

1.	Name of Reporting Person: Yucaipa Corporate Initiatives Fund I, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 95-4859733

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 10,346,652 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 10,346,652 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,346,652 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 17.21%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 96808B107			Page 4 of 29

1.	Name of Reporting Person: Yucaipa Corporate Initiatives Fund I, LP		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 95-4872485

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,346,652 shares (see Items 4, 5 and 6)

		8.	Shared Voting Power: 10,346,652 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 10,346,652 shares (see Items 4, 5 and 6)

		10.	Shared Dispositive Power: 10,346,652 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,346,652 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 17.21%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 96808B107			Page 5 of 29

1.	Name of Reporting Person: Yucaipa American Management, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 30-0013506

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 19,713,448 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 19,713,448 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,713,448 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 32.78%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 96808B107			Page 6 of 29

1.	Name of Reporting Person: Yucaipa American Funds, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 30-0013485

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 19,713,448 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 19,713,448 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,713,448 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 32.78%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 96808B107			Page 7 of 29

1.	Name of Reporting Person: Yucaipa American Alliance Fund I, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 04-3626977

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 19,713,448 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 19,713,448 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,713,448 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 32.78%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 96808B107			Page 8 of 29

1.	Name of Reporting Person: Yucaipa American Alliance Fund I, LP		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 04-3626968

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,856,774 shares (see Items 4, 5 and 6)

		8.	Shared Voting Power: 9,856,774 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 9,856,774 shares (see Items 4, 5 and 6)

		10.	Shared Dispositive Power: 9,856,774 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,856,774 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 16.39%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 96808B107			Page 9 of 29

1.	Name of Reporting Person: Yucaipa American Alliance (Parallel) Fund I, LP		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 61-1484225

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,856,674 shares (see Items 4, 5 and 6)

		8.	Shared Voting Power: 9,856,674 shares (see Items 4, 5 and 6)

		9.	Sole Dispositive Power: 9,856,674 shares (see Items 4, 5 and 6)

		10.	Shared Dispositive Power: 9,856,674 shares (see Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,856,674 shares (see Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 16.39%

14.	Type of Reporting Person (See Instructions): PN

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Pathmark Stores, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 200 Milik Street, Carteret, New Jersey 07008.

Item 2. Identity and Background.

     (a) This statement is being filed jointly by (i) Ronald W. Burkle, (ii) Yucaipa Corporate Initiatives Fund I, LLC, a Delaware limited liability company (“YCI LLC”) and (iii) Yucaipa Corporate Initiatives Fund I, LP, a Delaware limited partnership (“YCI” and, together with YCI LLC, the “YCI Parties”), (iv) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (v) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (vi) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF LLC”), (vii) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF”), and (viii) Yucaipa American Alliance (Parallel) Fund I, LP, a Delaware limited partnership (“YAAF Parallel” and, together with Yucaipa American, Yucaipa American Funds, YAAF LLC and YAAF, the “YAAF Parties” and, together with Mr. Burkle, the YCI Parties and each of the other YAAF Parties, the “Reporting Persons”). Mr. Burkle is the managing member of YCI LLC, which is the general partner of YCI. Mr. Burkle is also the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF LLC, which, in turn, is the general partner of YAAF.

     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

     (c) The principal business of each of the Reporting Persons is acquiring, investing in and/or managing large retail, logistics and manufacturing companies. The present principal occupation or employment of Mr. Burkle is as the managing member of YCI LLC and Yucaipa American, as well as the managing member of The Yucaipa Companies LLC (“Yucaipa”), a private investment group specializing in retail, logistics and manufacturing companies, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

     (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Burkle is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

          The total amount of funds required by YCI, YAAF and YAAF Parallel to acquire the investment units in the transaction described in Item 5 was $150,000,000, of which YCI paid $51,630,000, YAAF paid $49,185,000 and YAAF Parallel paid $49,185,000. All funds in respect of such transactions were paid out of working capital provided by capital contributions made by the Reporting

Persons’ respective members and limited partners.

          As described in Item 5, the investment units acquired by the Reporting Persons pursuant to the Securities Purchase Agreement (as defined below) consist of Common Stock, Series A Warrants and Series B Warrants. However, the Securities Purchase Agreement did not provide for a separate valuation of any of such Common Stock, Series A Warrants or Series B Warrants. Accordingly, the Reporting Persons are not able to determine the portion of the unit purchase price that should be allocated to the Common Stock and Series A Warrants to which this Schedule 13D relates.

Item 4. Purpose of Transaction.

          The Reporting Persons have acquired the shares of Common Stock and the Series A and B Warrants reported in Item 5, and currently hold such shares and warrants, for investment purposes. The Reporting Persons intend to be actively involved in the Company’s business, operations and planning going forward, and to exercise fully their rights as stockholders and under the Stockholders’ Agreement described in Item 6 of this Schedule 13D, including their rights to designate a number of directors to the Company’s Board equal to one less than a majority of the Board. As described in Item 6, in accordance with these rights, five designees of the Reporting Persons were appointed to serve on the Company’s Board as of the Closing. In addition, pursuant to a Management Services Agreement between the Company and Yucaipa dated as of March 23, 2005 and effective as of the Closing (a copy of which was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2005), Yucaipa will provide certain business, strategy, marketing, operations, finance and retail development advice and other management services to the Company in connection with the operation of the Company’s business for an initial period of 5 years (subject to certain early termination and extension provisions). In the aggregate, the Reporting Persons believe that these stockholder and contractual rights and relationships will provide the Reporting Persons with significant participation in the management and policies of the Company going forward. However, the Reporting Persons’ rights are limited by the restrictions of the Stockholders’ Agreement, including limitations relating to the Reporting Person’s rights to purchase or sell the securities of the Company, to vote their shares of Common Stock (such as a requirement that the Investors vote their shares in favor of director nominees nominated by the Company’s current and future independent directors), or to make a tender offer for, or propose an acquisition of, or solicit proxies in respect of shares of Common Stock owned by persons other than the Reporting Persons, or to invest in or acquire companies in the retail supermarket business in certain Northeastern states. See Item 6 for a more detailed description of these limitations.

          The Reporting Persons believe that there are significant opportunities in the supermarket industry in the Northeast and that the Company’s locations, store volumes, employees and customer base make the Company’s business a key asset in this market and a viable platform for future consolidation. Subject to the restrictions of the Stockholders’ Agreement, and depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors and opportunities that may be available to the Company, the Reporting Persons have had, and expect that they may continue to engage in, discussions which may result in negotiations regarding potential strategic transactions involving the Company and other supermarket and retail companies. Such discussions, negotiations or transactions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances of securities or other changes in capitalization. Moreover, any such transaction could, if effected in accordance with the terms of the Stockholders’ Agreement, involve a change in the present Board, management or corporate structure of the Company, or changes to the Company’s charter and bylaws. In addition, from time to time the

Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Company.

          The Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any. Depending on their evaluation of the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, including the Reporting Persons’ obligations under the Stockholders’ Agreement, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including:

•	the acquisition of additional securities of the issuer, by the exercise of their Series A and B Warrants, if and to the extent permitted in accordance with the Warrant Agreement, or by other purchases of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise;

•	the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by the Reporting Persons;

•	encouraging, soliciting or voting its shares of Common Stock to approve an extraordinary transaction, such as merger or consolidation of the Company with one or more third parties or with one of the Reporting Persons or their affiliates;

•	encouraging, soliciting or voting to approve the sale of a material amount of the Company’s or its subsidiaries’ assets;

•	encouraging, soliciting or voting to approve changes to the composition or size of the Board or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the Board, or changes to the Company’s management;

•	encouraging, soliciting or voting to approve issuances, redemptions or repurchases of Company securities, or stock or cash dividends, or stock splits or reverse stock splits, or other changes to the present capitalization and dividend policies of the Company;

•	encouraging, soliciting or voting to approve changes to the Company’s business or corporate structure;

•	encouraging, soliciting or voting to approve changes to the Company’s charter or bylaws, including changes which may impede or facilitate the acquisition of control of the Company by any person;

•	encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company that may be quoted on the Nasdaq National Market or any other inter-dealer quotation system or listed on any national securities exchange, to no longer be authorized to be quoted on the Nasdaq National Market or any other inter-dealer quotation system or to be delisted from any national securities exchange, or for the registration of any such securities under the federal securities laws to be terminated; or

•	encouraging, soliciting or voting to approve other actions similar to those set forth above or as otherwise contemplated by paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

The Reporting Persons would take any of the actions described in the foregoing sentence only if such actions were permitted by, and then only in the manner (if any) prescribed by, the Stockholders’ Agreement.

          In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock.

          As permitted by the Stockholders’ Agreement, the Reporting Persons anticipate that, subject to receipt of any regulatory approvals which may be required, YAAF Parallel will transfer 3,118,765 investment units to YAAF for per unit consideration equal to the $7.50 price for such units under the Securities Purchase Agreement. The Reporting Persons will amend this Schedule 13D in accordance with federal securities laws upon the effectuation of such transfer.

          As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) (i) As a result of the investment units purchased by YCI, YAAF and YAAF Parallel under the Securities Purchase Agreement described in (c) below, (i) YCI is the direct beneficial owner of 10,346,652 shares of Common Stock, comprising 6,884,000 shares of Common Stock and Series A Warrants to purchase 3,462,652 shares of Common Stock, (ii) YAAF is the direct beneficial owner of 9,856,774 shares of Common Stock, comprising 6,558,100 shares of Common Stock and Series A Warrants to purchase 3,298,674 shares of Common Stock, and (iii) YAAF Parallel is the direct beneficial owner of 9,856,674 shares of Common Stock, comprising 6,558,000 shares of Common Stock and Series A Warrants to purchase 3,298,674 shares of Common Stock.

          (ii) Based on the 30,071,192 shares of Common Stock outstanding as of April 20, 2005, as reported by the Company in its Annual Report on Form 10-K for its fiscal year 2004, the shares of Common Stock directly beneficially owned by YCI, YAAF and YAAF Parallel represent 17.21%, 16.39%, and 16.39% of the Common Stock, respectively, and 49.99% of the Common Stock in the aggregate.

          (iii) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by YCI, YAAF and YAAF Parallel.

          (iv) Each of the YCI Parties disclaims any ownership of the shares of Common Stock owned by the YAAF Parties, and the filing of this Statement shall not be construed as an admission that any YCI Party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

          (v) Each of the YAAF Parties disclaims any ownership of the shares of Common Stock owned by the YCI Parties, and the filing of this Statement shall not be construed as an admission that any YAAF Party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

          (vi) YAAF and YAAF Parallel each disclaims any ownership of the shares of Common Stock owned by the other, and the filing of this Statement shall not be construed as an admission that either YAAF or YAAF Parallel is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other.

          (vii) Mr. Burkle disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons, and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

     (b) (i) YCI, acting through its general partner, YCI LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

          (ii) YAAF, acting through its general partner, YAAF LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

          (iii) YAAF Parallel, acting through its general partner, YAAF LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

          (iv) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by each of YCI, YAAF and YAAF Parallel.

     (c) On June 9, 2005, YCI, YAAF and YAAF Parallel (the “Investors”) purchased an aggregate of 20,000,000 investment units from the Company for aggregate consideration of $150,000,000 upon the closing (the “Closing”) of a Securities Purchase Agreement dated as of March 23, 2005 by and among YCI, YAAF, YAAF Parallel, The Yucaipa Companies LLC (as a representative of YCI, YAAF and YAAF Parallel) and the Company (the “Securities Purchase Agreement”). The 20,000,000 investment units consist in the aggregate of: (i) 20,000,000 shares of Common Stock; (ii) Series A warrants to purchase 10,060,000 additional shares of Common Stock; and (iii) Series B warrants to purchase 15,046,350 additional shares of Common Stock. The terms of the Series A and B Warrants are described in Item 6. In connection with the purchase of investment units pursuant to the Securities Purchase Agreement, the Company and the Investors also entered into a Stockholders’ Agreement and a Registration Rights Agreement, each of which is described in Item 6 below.

          Except as set forth in this Item 5(c), none of the Reporting Persons have effected any transactions in respect of the Common Stock during the last 60 days.

     (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     In connection with the transactions described in this Schedule 13D, (i) the Investors were granted certain rights to designate individuals to serve on the Company’s board of Directors (the “Board”), and (ii) the Investors and the Company entered into (a) the Warrant Agreement, (b) a Stockholders’ Agreement and (c) a Registration Rights Agreement, each of which is described below, attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated by reference herein. Except as set forth below, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Board Designation Rights Under the Securities Purchase Agreement

     Under the terms of the Securities Purchase Agreement, the Company and the Investors agreed that, prior to the Closing, the Company and the Board would take such actions as were necessary to (i) increase the authorized number of directors on the Board to eleven, (ii) cause certain directors on the Board to resign and (iii) effective as of the Closing, appoint five individuals designated by the Investors to serve on the Company’s Board and, to the extent permitted by Nasdaq Rules, appoint such director designees to the various committees of the Board such that the Investors’ designees would constitute one less than a majority of each such committee. In accordance with their rights under the Securities Purchase Agreement, the Investors designated Messrs. Tom Dahlen, Michael R. Duckworth, Gregory Mays, George A. (“Tony”) Schnug and Ira L. Tochner to serve as directors on the Board. However, prior to the Closing, the Investors waived the appointment of any such designees to the various committees of the Board until the first meeting of the Board after the Closing. Messrs. Dahlen, Duckworth and Tochner are each Partners of Yucaipa, Mr. Schnug is an employee of Yucaipa and Messrs. Mays and Schnug are each executive officers and directors of companies in which one or more of the Reporting Persons has a substantial interest.

     In accordance with the Investors’ Board designation rights, on June 9, 2005, each of the foregoing persons became a director on the Company’s Board. The six remaining directors (the “Independent Directors”) have not been designated by and are not affiliated with any of the Reporting Persons, and the Company has determined that each such director meets the standard of independence necessary to qualify as an independent director within the meaning of the rules and regulations of the Nasdaq National Market.

Warrant Agreement

     Pursuant to the Securities Purchase Agreement, at the Closing, the Company and the Investors entered into a Warrant Agreement which governs the terms of the Series A and B Warrants.

     Series A Warrants

     The Series A Warrants grant the Investors the right to purchase 10,060,000 shares of Common Stock and are exercisable at a price of $8.50 per share, subject to customary anti-dilution adjustments. The exercise period of the Series A Warrants commences at the date of the Closing and continues for three years following that date. During this period the Investors may exercise the Series A Warrants in full or in part on a cash-only basis.

     If at any time during the Series A Warrant exercise period, the exercise of the outstanding Series A Warrants would result in a “Change of Control Event” as defined in the Note Indenture (defined as any person becoming, directly or indirectly, the beneficial owner of a majority of the voting power of the Company), then that number of outstanding Series A Warrants which would cause such a Change of Control Event will immediately prior to such event become unexercisable. These Series A Warrants will become exercisable again at such time as their exercise will not constitute such a “Change of Control Event”.

     Series B Warrants

          The Series B Warrants grant the Investors the right to purchase 15,046,350 shares of Common Stock and are exercisable at a price of $15.00 per share, subject to customary anti-dilution adjustments. The exercise period of the Series B Warrants commences on the earliest to occur of:

•	such time as none of the Company’s 8 3/4% Senior Subordinated Notes due 2012 remain outstanding or such time as the Series B Warrants may become exercisable without obligating the Company to make a “Change of Control Offer” as defined in the indenture governing the Company’s 8 3/4% Senior Subordinated Notes due 2012 (the “Note Indenture”);

•	sixty-one (61) days after the date on which any holder of the Warrants notifies the Company of its intent to exercise the Series B Warrants, if, on or prior thereto, the per share closing price of the Common Stock equals or exceeds the exercise price of the Series B Warrants; or

•	upon the occurrence of any event constituting a “Change of Control Event” as defined in Note Indenture.

     The Series B Warrants expire 10 years from the date of the Closing of the Securities Purchase Agreement. During the Series B Warrant exercise period the Investors may exercise the Series B Warrants in full or in part on a cash or cashless basis. The cashless exercise will allow the Investors to receive a number of shares of Common Stock equal to the number of shares that the Investors otherwise would receive upon the exercise of the Series B Warrants less that number of shares that have a fair market value equal to the aggregate exercise price.

Stockholders’ Agreement

     Pursuant to the Securities Purchase Agreement, at the Closing, the Investors and the Company entered into a Stockholders’ Agreement that relates to, among other matters, the governance of the Company after the Closing, the Investors’ representation on the Company’s Board, the Investors’ ability to purchase or sell the securities of the Company, the voting of shares of Common Stock held by the Investors and the ability of the Investors to make a tender offer for, or propose an acquisition of, shares of Common Stock owned by persons other than the Investors.

     Board Representation

     Under the terms of the Stockholders’ Agreement, the Independent Directors have the right to nominate their successors and the Investors have the right to designate, and the Board is obligated to nominate and recommend the election of, (i) so long as they beneficially own 30% or more of the Common Stock, a number of directors that is one less than the majority of the number of then-authorized directors on the Board; (ii) so long as the Investors beneficially own less than 30% but 20% or more of the Common Stock, a number of directors that is two less than the majority of the number of then-authorized directors on the Board; and (iii) so long as the investors beneficially own less than 20% but 10% or more of the Common Stock, a number of directors that is three less than a majority of the number of then-authorized directors on the Board. In the event that, at any time, the number of Investor-designated directors then in office exceeds the number set forth in the preceding sentence, at the request of the majority of the Independent Directors then in office, an appropriate number of Investor-designated directors must resign from office. In the event the Investors beneficially own less than 10% of the Common Stock, the Investors will have no right to designate any director, and, at the request of a majority of the Independent Directors then in office, must cause any Investor-designated directors then in office to resign immediately upon such event.

     In any election of directors at a meeting of the stockholders of the Company, the Investors will cause all shares of Common Stock held by them to be represented at such meeting either in person or by proxy, and will vote their shares for all nominees nominated by the Independent Directors in proportion to the votes cast by the holders (other than the Investors) of shares of Common Stock. The Investors may, in their discretion, vote a greater number of shares held by them in excess of such proportion in favor of the nominees nominated by the Independent Directors.

     Approval by the Investors for Certain Actions

     Under the Stockholders’ Agreement, the prior written approval of the Investors is required for the Company to engage in the following actions:

•	any merger, consolidation or acquisition if the value of the consideration to be paid or received is more than 10% of the Company’s and its subsidiaries’ consolidated assets;

•	any authorization or issuance of equity securities or any securities convertible into or exercisable for the Company’s equity securities (other than options or warrants outstanding on the date of the Stockholders’ Agreement or pursuant to employee or director stock option or incentive compensation or similar plans approved after the date of the Stockholders’ Agreement, including by at least one of the directors designated by the Investors);

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company or any of its subsidiaries of any securities or assets which constitute more than 10% of the Company’s and its subsidiaries’ consolidated assets;

•	any amendments to the Company’s certificate of incorporation or by-laws;

•	any changes in the authorized number of directors of the Board or the abolition of any committee of the Board;

•	any incurrence or repayment (prior to scheduled maturity) of indebtedness (including capitalized leases) in excess of $10 million (excluding borrowing under the Company’s credit agreement, as it may be amended or replaced from time to time with the Investors’ prior written approval);

•	any repurchase or redemption of the Company’s or its subsidiaries’ equity securities;

•	entry into any transaction that:

•	materially restricts the Investors’ rights as stockholders, including any transaction that would impose material restrictions on the Investors based on the size of their security holdings, businesses in which they are engaged or other considerations applicable to any Investor and not to other stockholders, or

•	denies any material benefit to any Investor proportionately as a stockholder that is made available to the Company’s other stockholders;

•	any declaration, setting aside or payment of any dividend or other distribution;

•	any appointment or termination of any person as the Chief Executive Officer, President or Chief Financial Officer of the Company; and

•	adopting or maintaining any stockholders’ rights plan or similar plan or agreement.

Approval by the Independent Directors for Certain Actions

     Under the Stockholders’ Agreement, with the exception of certain inter-company transactions, all actions of the Board will require the approval of at least one Independent Director. However, if there are five or more Independent Directors on the Board, then the Stockholders’ Agreement requires the approval of at least two Independent Directors to approve any of the following actions:

•	any amendments to the Company’s certificate of incorporation or by-laws;

•	any changes in the authorized number of directors of the Board or the abolition of any committee of the Board;

•	any merger, consolidation, or significant acquisition if the value of the consideration to be paid or received by the Company or any of its subsidiaries exceeds $100 million;

•	any declaration, setting aside or payment of any dividend or other distribution;

•	any incurrence of indebtedness (including capitalized leases) which, combined with other indebtedness reflected on the Company’s most recent consolidated balance sheet plus indebtedness incurred after the date of that balance sheet, would exceed $750 million; and

•	any action to repurchase, retire, redeem or otherwise acquire any of the Company’s or its subsidiaries’ equity securities to the extent that the aggregate payments made by the Company for such equity securities after the date of the Stockholders’ Agreement exceed $100 million.

     With limited exceptions, any transaction between one of the Investors and the Company will require the prior approval of a majority of the Independent Directors then in office. Additionally, the Investors may not execute any written consent with respect to any shares of Common Stock they beneficially own unless approved by a majority of the Independent Directors.

Standstill Provisions

     The Stockholders’ Agreement imposes certain restrictions on the Investors’ ability to acquire additional shares of Common Stock or to engage in tender offers for, or propose an acquisition of, shares of Common Stock owned by persons other than the Investors.

     For a five-year period after the Closing, unless earlier terminated pursuant to the Stockholders’ Agreement, the Investors may not, without the prior approval of a majority of the Independent Directors:

•	purchase or otherwise acquire any shares of Common Stock, such that the Investors would, after such acquisition, own in excess of 49.9% (or such greater percentage as the Investors may own after exercise of the Series B Warrants) of the outstanding shares of Common Stock, except pursuant to the exercise of the Series A or Series B Warrants or pursuant to stock splits, stock dividends, reclassifications, recapitalizations or other similar distributions;

•	take certain actions relating to the solicitation of proxies to vote any voting securities of the Company, other than solicitations exempted from the federal proxy rules promulgated under the Exchange Act; or

•	except as set forth below in respect of Change of Control Proposals, submit to the Board any written proposal for or offer of any merger or similar extraordinary transactions with the Company.

     None of the Investors will, without the prior approval of a majority of the Independent Directors then in office, submit a proposal to acquire a majority of the Common Stock owned by persons other than the Investors (a “Change of Control Proposal”), to any person unless either of the following conditions are satisfied:

•	the Change of Control Proposal contemplates either (i) a tender offer for all outstanding shares of Common Stock not owned by the Investors and must be conditioned upon a majority of such Common Stock not owned by the Investors being tendered, or (ii) a merger, combination, asset sale or other similar transaction conditioned upon the holders of a majority of the Common Stock not owned by the Investors present, in person or by proxy, at a meeting of stockholders, voting in favor of such transaction; provided, that in the case of either (i) or (ii), the same consideration must be offered to all of the Company’s stockholders (other than the Investors); or

•	the Change of Control Proposal contemplates that a special committee of the Board will be created consisting only of the Independent Directors, such special committee will retain a nationally recognized investment banking firm to advise it with respect to the fairness of the Change of Control Proposal, and the Change of Control Proposal will be approved by such special committee, which will not give its approval unless it has received an opinion from such investment banking firm that the Change of Control Proposal is fair, from a financial point of view, to the stockholders of the Company (other than the Investors).

     Termination of Standstill Provisions

     The standstill provisions of the Stockholders’ Agreement will terminate without any further action by any party upon the earlier of:

•	180 days after such time as the Investors beneficially owns less than 10% of the outstanding Common Stock;

•	such date as the Company’s Board determines to solicit, or publicly announces its intention to solicit, an acquisition proposal;

•	such date as the Company’s Board publicly approves, accepts, authorizes or recommends to the Company’s stockholders their approval of, or their conveyance of any Common Stock or other securities pursuant to, any acquisition proposal;

•	such date that the Company or any of its affiliates enters into a letter of intent, agreement in principle, definitive agreement, or any other agreement with any party, with respect to an acquisition proposal;

•	such date that any person or group, other than the Investors or any of their affiliates, acquire or announce its intention to acquire (including by commencement of a tender offer or exchange offer) beneficial ownership of 20% of the outstanding shares of Common Stock;

•	such date as the Company, the Company’s Board or any committee thereof takes any action, or fails to take appropriate action, which action, or failure to take action, results in a breach of any provision summarized above under “Approval by the Investors for Certain Actions”; and

•	such date as the Company breaches the Stockholders’ Agreement in that the number of directors designated by the Investors on the Company’s Board, any committee thereof or on any subsidiary Board or any committee thereof, is less than the number of directors to which the Investors are entitled, subject to notice and cure provisions.

     Transfer Restrictions

     In addition to the restrictions applicable to the Investors under the U.S. federal securities laws, the Stockholders’ Agreement prohibits the Investors from selling the securities they received at the Closing for an initial 180-day period after the Closing. This prohibition is subject to certain exceptions, including an exception for sales pursuant to a sale of the Company that the Board has recommended (or with respect to a tender offer that the Board has not recommended, but only after a majority of the shares of Common Stock (other than shares held by the Investors) have been tendered). After the initial 180-day restricted period, the Investors may sell or transfer the securities they received at the Closing (i) pursuant to a sale of the Company, subject to the same restrictions as during the initial 180-day period, (ii) in an amount of 15% or less of the Common Stock (calculated on a fully diluted basis) to a person who agrees to be bound by the obligations of the Investors under the Stockholders’ Agreement, (iii) to a person that would, following the consummation of such sale, beneficially own more than 20% of the Common Stock, provided that, for so long as the Investors collectively own at least 25% of the Common Stock, such sale is conditioned upon such person acquiring or offering to acquire (on the same terms and conditions) from the other stockholders the same percentage of their shares of Common Stock as such person proposes to acquire from the Investors and (iv) in certain other customary transactions, such as sales to the Company or its subsidiaries, sales to affiliates of the Investors who agree to be bound by the provisions of the Stockholders’ Agreement and in connections with swaps, hedges, pledges and other similar transactions.

     Business Opportunities

     The Company may from time to time enter into and perform one or more agreements (or modifications or supplements to pre-existing agreements) with one of the Investors pursuant to which the Company, on the one hand, and such Investor, on the other hand, agree to engage in transactions of any kind or nature with each other and/or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective representatives to allocate opportunities between or to refer opportunities to each other. No such agreement, or the performance thereof by the Company or any of the Investors, will, to the fullest extent permitted by law, be considered contrary to any fiduciary duty that any of the Investors may owe to the Company or to any stockholder of the Company.

     Except as otherwise agreed in writing between the Company and the Investors or as provided below, each of the Investors will to the fullest extent permitted by law have no duty to refrain from serving as an officer or director of, or investing in, any person which is engaged in the same or similar business as the Company or doing business with any client, customer or vendor of the Company and such Investor will not, to the fullest extent permitted by law, be deemed to have breached its or his fiduciary duties, if any, to the Company solely by reason of engaging in any such activity.

     Except as otherwise agreed in writing between the Company and the Investors or as provided below, in the event that any of the Investors acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the Investors and the Company, such Investor will to the fullest extent permitted by law have no duty to communicate or offer such corporate opportunity to the Company and will not, to the fullest extent permitted by law, be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that such Investor acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or otherwise does not communicate information regarding such corporate opportunity to the Company, and the Company to the fullest extent permitted by law will renounce any interest or expectancy in such business opportunity and will waive any claim that such business opportunity constituted a claim that should have been presented to the Company.

     Except as otherwise agreed in writing between the Company and the Investors or as provided below, in the event that a director or officer of the Company who is also an officer, director, member or employee of any of the Investors acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and any of the Investors, such director or officer will to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty with respect to such corporate opportunity, and the Company to the fullest extent permitted by law will renounce any interest or expectancy in such business opportunity and will waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Company or any of its affiliates, if such director or officer acts in a manner consistent with the following policy:

•	a corporate opportunity offered to any person who is an officer of the Company and who is also a director but not an officer of any of the Investors will belong to the Company, unless such opportunity is expressly offered to such person solely in his or her capacity as a director of any of the Investors, in which case such opportunity will belong to such Investor;

•	a corporate opportunity offered to any person who is a director but not an officer of the Company and who is also a director or officer of any of the Investors will belong to the Company only if such opportunity is expressly offered to such person solely in his or her capacity as a director of the Company and otherwise will belong to such Investor; and

•	a corporate opportunity offered to any person who is an officer of both the Company and Investors will belong to the Company unless such opportunity is expressly offered to such person solely in his or her capacity as an officer of any of the Investors, in which case such opportunity will belong to such Investor.

     Without the approval of a majority of the Independent Directors then in office, no Investor nor any of their respective affiliates may, directly or indirectly, enter into, or agree or commit to enter into, any material investment in or otherwise exploit any business opportunity primarily related to, any person that derives at least 20% of its consolidated revenues from the operation by it of retail supermarkets which are located in the Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia and the District of Columbia (other than an investment in the shares of any public company representing less than 20% of such company’s fully diluted common equity).

     Preemptive Rights

     Subject to certain exceptions, upon a proposed issuance by the Company of new capital stock, the Stockholders’ Agreement gives the Investors the right to purchase a pro rata portion of such new capital stock based on the Investors’ percentage ownership of the total number of shares of Common Stock then outstanding.

     Termination

     The Stockholders’ Agreement will terminate upon the earlier of (i) the mutual agreement of the parties thereto; (ii) the Investors ceasing to beneficially own 10% or more of the Common Stock; (iii) the Investors becoming the beneficial owners of 90% or more of the Common Stock; and (iv) five years following the date of the Closing.

Registration Rights Agreement

     Pursuant to the Securities Purchase Agreement, at the Closing, the Company and the Investors entered into a Registration Rights Agreement which provides the Investors with certain rights to cause the Company to register shares of Common Stock held at the Closing or thereafter acquired by the Investors (“Registrable Securities”).

     Demand Registrations

     Under the Registration Rights Agreement, at any time on or after the 180th day following the Closing, holders owning not less than 40% of the Registrable Securities may make up to three written requests that anywhere between 1,000,000 and all of the Registrable Securities they hold be registered with the SEC, provided that the Company will be required to effect only one such registration during any six-month period. Each such request must specify the amount of Registrable Securities proposed to be sold pursuant to such demand and the method by which they are to be sold. Within 60 days of such request, the Company must file a registration statement with the SEC and use its reasonable best efforts to ensure that the registration statement becomes effective. The Company may defer a demand registration for up to 90 days, though no more than twice per 365-day period, if the Company’s Board reasonably determines that such a registration would (i) adversely affect any proposed financing, acquisition, divestiture or any other material transaction or (ii) would otherwise represent an undue hardship for the Company.

     If in any demand registration involving an underwritten offering the managing underwriter or underwriters advise the demanding holders or the Company in writing that in their reasonable opinion the number of Registrable Securities proposed to be sold in such demand registration exceeds the number that can be sold in such offering or will adversely affect the success of such offering, the Company will include in such registration only the number of Registrable Securities, if any, which in the opinion of such underwriter or underwriters can be sold without having an adverse effect on the success of the offering and in accordance with the following priority: (i) first, Registrable Securities held by demanding holders, allocated pro rata among such group and (ii) second, pro rata among the other holders of Registrable Securities who have requested to include Registrable Securities in such registration. If all Registrable Securities requested to be sold in the underwritten offering are included therein, the Company may include other shares of Common Stock in such offering in accordance with the following priority, but not to exceed the number recommended by the managing underwriter or underwriters: (x) first, pro rata among any other stockholders of the Company having piggyback or other similar registration rights and (y) second, shares of Common Stock proposed to be sold by or for the account of the Company.

     Piggyback Registrations

     The Registration Rights Agreement further provides that, if at any time the Company proposes to file a registration statement with the SEC relating to any class of common equity securities (other than (i) a registration statement on Form S-4 (for securities offered in certain business combination transactions) or S-8 (for securities offered to employees pursuant to employee benefit plans), (ii) a registration statement filed in connection with a demand registration or a shelf registration or (iii) a registration statement filed in connection with an offering of securities solely to the Company’s existing securityholders), the Company must give the holders of Registrable Securities at least 20 days’ notice and must offer such holders the opportunity to register such number of Registrable Securities as the holders may request. The Company must use its reasonable best efforts to cause the underwriters of a proposed underwritten offering to include those Registrable Securities requested by the holders on the same terms and conditions as any similar securities.

     Unless the registration statement is being filed pursuant to a demand registration (in which case the priority of piggyback rights shall be as described above), if the managing underwriter or underwriters advise the Company in writing that in their reasonable opinion the number of equity securities of the Company proposed to be sold in such registration will adversely affect the success of such offering, the Company will include in such registration the number of equity securities of the Company, if any, which in the opinion of such underwriter or underwriters can be sold without having an adverse effect on the offering and in accordance with the following priority: (i) first, the securities the Company proposes to sell for its own account, and (ii) second, pro rata based on the number of Registrable Securities that each holder or other person having similar rights shall have requested to be included.

     Shelf Registrations

     Pursuant to the Registration Rights Agreement, upon the request of the demanding holders at any time after the 180th day following the Closing, the Company will cause to be filed with the SEC within 90 days, a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, which shall provide for resales of all Registrable Securities held by holders who have provided the Company with certain information regarding such holders and their Registrable Securities. The Company will use its reasonable best efforts to have such shelf registration declared effective and to keep such shelf registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for at least two years for resales of Registrable Securities. A demand for a shelf registration statement by the holders of Registrable Securities will count as one of the three demand registrations described above.

     Expenses

     The Registration Rights Agreement provides that all registration and filing fees, printing fees and certain other associated expenses incident to the Company’s compliance with the Registration Rights Agreement will be paid by the Company.

     Indemnification

     Under the Registration Rights Agreement, the Company and the Investors each agreed to hold harmless and pursuant to customary indemnification provisions, indemnify the other with respect to any liability or loss arising out of any material misstatement or omission for which such party is responsible in a registration statement or prospectus.

     Rule 144

     Under the Registration Rights Agreement, the Company agreed to file in a timely manner all reports required to be filed by it pursuant to federal securities laws and to take such further action as any holder of Registrable Securities may reasonably request in order that such holder may effect sales of Registrable Securities without registration within the limitations of the exemptions provided by Rule 144 under the Securities Act of 1933 or any similar rule or regulation hereafter adopted by the SEC.

     Termination

     The Registration Rights Agreement will terminate upon the earlier to occur of (i) the mutual agreement by the parties, (ii) with respect to any holder, such holder ceasing to own any Registrable Securities, or (iii) the tenth anniversary of the Closing.

Anticipated Transfer of Investment Units

     As permitted by the Stockholders’ Agreement, the Reporting Persons anticipate that, subject to receipt of any regulatory approvals which may be required, YAAF Parallel will transfer 3,118,765 investment units to YAAF for per unit consideration equal to the $7.50 price for such units under the Securities Purchase Agreement. The Reporting Persons will amend this Schedule 13D in accordance with federal securities laws upon the effectuation of such transfer.

Item 7. Material Exhibits to be Filed

Exhibit 99.1	Warrant Agreement, dated as of June 9, 2005, by and among Pathmark Stores, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, incorporated herein by reference to Exhibit 4.1 to Pathmark Stores, Inc.’s Current Report on Form 8-K as filed with the SEC on June 15, 2005.

Exhibit 99.2	Stockholders’ Agreement, dated as of June 9, 2005, by and among Pathmark Stores, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, incorporated herein by reference to Exhibit 10.1 to Pathmark Stores, Inc.’s Current Report on Form 8-K as filed with the SEC on June 15, 2005.

Exhibit 99.3	Registration Rights Agreement, dated as of June 9, 2005, by and among Pathmark Stores, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, incorporated herein by reference to Exhibit 10.2 to Pathmark Stores, Inc.’s Current Report on Form 8-K as filed with the SEC on June 15, 2005.

Exhibit 99.4	Joint Filing Agreement.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 20, 2005	RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

Dated: June 20, 2005	YUCAIPA CORPORATE INITIATIVES FUND I, LLC

	By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: June 20, 2005	YUCAIPA CORPORATE INITIATIVES FUND I, LP

By: Yucaipa Corporate Initiatives Fund I, LLC Its: General Partner

	By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: June 20, 2005	YUCAIPA AMERICAN MANAGEMENT, LLC

	By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: June 20, 2005	YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC Its: Managing Member

	By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: June 20, 2005	YUCAIPA AMERICAN ALLIANCE FUND I, LLC

By: Yucaipa American Funds, LLC Its: Managing Member

By: Yucaipa American Management, LLC Its: Managing Member

		By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: June 20, 2005	YUCAIPA AMERICAN ALLIANCE FUND I, LP

By: Yucaipa American Alliance Fund I, LLC Its: General Partner

By: Yucaipa American Funds, LLC Its: Managing Member

By: Yucaipa American Management, LLC Its: Managing Member

			By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: June 20, 2005	YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP

By: Yucaipa American Alliance Fund I, LLC Its: General Partner

By: Yucaipa American Funds, LLC Its: Managing Member

By: Yucaipa American Management, LLC Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member

EXHIBIT INDEX

Exhibit 99.1	Warrant Agreement, dated as of June 9, 2005, by and among Pathmark Stores, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, incorporated herein by reference to Exhibit 4.1 to Pathmark Stores, Inc.’s Current Report on Form 8-K as filed with the SEC on June 15, 2005.

Exhibit 99.2	Stockholders’ Agreement, dated as of June 9, 2005, by and among Pathmark Stores, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, incorporated herein by reference to Exhibit 10.1 to Pathmark Stores, Inc.’s Current Report on Form 8-K as filed with the SEC on June 15, 2005.

Exhibit 99.3	Registration Rights Agreement, dated as of June 9, 2005, by and among Pathmark Stores, Inc., Yucaipa Corporate Initiatives Fund I, LP, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP, incorporated herein by reference to Exhibit 10.2 to Pathmark Stores, Inc.’s Current Report on Form 8-K as filed with the SEC on June 15, 2005.

Exhibit 99.4	Joint Filing Agreement.